Exhibit 99.(b)(5)(E)




FOR IMMEDIATE RELEASE

For Further Information
Contact:  Angela D. Toppi
Executive Vice President & CFO
203/853-4321
atoppi@trans-lux.com


            TRANS-LUX CLARIFIES RIGHTS OF HOLDERS IN EXCHANGE OFFER
                 OF 7 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2006
                        IN EFFECT UNTIL EXPIRATION DATE

NORWALK, CT, April 8, 2004 - Trans-Lux Corporation (AMEX:TLX) (the "Company), a leading supplier of programmable electronic information displays and owner/operator of cinemas, clarifies the rights of Holders pursuant to its press release dated April 1, 2004 in connection with its offer to exchange (the "Exchange Offer") $1,000 principal amount of its new 8 1/4% Limited
Convertible
Senior Subordinated Notes due 2012 ("New Notes") for each $1,000 principal amount of its 7 1/2% Convertible Subordinated Notes due 2006 ("Old Notes").

The Company is pleased to announce that it has received in excess of the $15,000,000 maximum principal amount of tenders that it initially announced it will accept in the Exchange Offer. The Company has decided that it will now issue New Notes in exchange for all Old Notes tendered until the expiration of the Exchange Offer, which has been extended until 5:00 P.M. New York City time on April 14, 2004, and not withdrawn. All Holders have the right to tender Old Notes until the new expiration date, and Holders who have tendered their Old Notes continue to have the right to withdraw until the new expiration date.

This announcement is not an offer to purchase nor a solicitation of an offer to purchase with respect to any securities. The offer is made solely by, and subject to the terms and conditions set forth in, the Offering Circular, the related Letter of Transmittal and the Supplement which is being mailed, which Supplement will also be posted on the Company website www.trans-lux.com, which should be read carefully by Noteholders before making any decision with respect to the Exchange Offer because they contain important information. The Offering Circular, the related Letter of Transmittal and certain other documents were sent to all Holders of Old Notes, at no expense to them and the Supplement will likewise be sent. The Tender Offer statement (including the Offering Circular, the related Letter of Transmittal and all other Offer documents filed with the Securities and Exchange Commission including amendments thereto) is also available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov. Holders of the Notes can also obtain copies of the Offering Circular, the related Letter of Transmittal and all other Offer documents, including amendments thereto from the Company from Ms. Angela D. Toppi, Executive Vice President and Secretary by calling the Company at (203) 853-4321 or email at atoppi@trans-lux.com.

Trans-Lux is a worldwide, full-service provider of integrated multimedia systems for today's communications environments. The essential elements of these systems are the real-time, programmable electronic information displays the Company manufactures, distributes and services. Designed to meet the evolving communications needs of both the indoor and outdoor markets, these displays are used primarily in applications for the financial, banking, gaming, corporate, transportation, entertainment and sports industries. In addition to its display business, the Company owns and operates a chain of motion picture theatres in the western Mountain States.

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